Filed by: Centennial Bank Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First MainStreet Financial, Ltd.

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Centennial Bank Holdings, Inc. (“Centennial”) following the consummation of the Centennial/First MainStreet Financial, Ltd. (“First MainStreet”) merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Centennial and First MainStreet may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the Centennial/First MainStreet merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Centennial/First MainStreet merger, including adverse effects on relationships with employees, may be greater than expected; (4) adverse governmental or regulatory policies may be enacted; (5) the interest rate environment may further compress margins and adversely affect net interest income; (6) the risks associated with continued diversification of assets and adverse changes to credit quality; (7) competitive pressures from other financial service companies in Centennial’s and First MainStreet’s markets may increase significantly; and (8) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Centennial’s filings with the Securities and Exchange Commission. Centennial does not undertake or intend to update any forward-looking statements.

Centennial and First MainStreet have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 including a proxy statement/prospectus filed with the Securities and Exchange Commission on August 10, 2005. The proxy statement/prospectus was mailed to stockholders of First MainStreet on or about August 12, 2005. Investors are urged to read the registration statement on Form S-4 containing a proxy statement/prospectus regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by Centennial can be obtained, without charge, by directing a request to Centennial Bank Holdings, Inc., 1331 Seventeenth Street, Suite 300, Denver, Colorado 80202, Attn: Zsolt K. Besskó, Corporate Secretary, telephone (303) 296-9600. WE URGE STOCKHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION.

Information about the directors and executive officers of First MainStreet, their ownership of First MainStreet common stock and certain additional information is set forth in the prospectus/proxy statement regarding the proposed transaction.

THE FOLLOWING IS A FORM OF LETTER SENT TO SHAREHOLDERS OF FIRST MAINSTREET ON SEPTEMBER 23, 2005.

September 23, 2005	First MainStreet 401 Main Street Longmont CO 80501 303.776.5800 Phone www.firstmainstreet.com

Dear Shareholder:

It is our pleasure to enclose your final dividend check from First MainStreet Financial, Ltd. representing a dividend of $0.30 per share to shareholders of record as of August 5, 2005.

In addition, we are very pleased to inform you that the proposal to adopt the Agreement and Plan of Merger providing for the merger of First MainStreet with and into Centennial Bank Holdings, Inc. (“Centennial”) has been overwhelmingly approved by our shareholders. Of the 1,091,006 shares entitled to vote at the special shareholders’ meeting, 903,925 shares, or 82.85%, voted in favor of the merger, 9,682 shares, or 0.89%, voted against the merger, and 65,196 shares, or 5.98%, abstained.

In accordance with the terms of the merger, you will be entitled to receive 9.1694 shares of common stock of Centennial in exchange for each share of common stock of First MainStreet that you own at the time the merger is completed. In lieu of issuing any fractional shares of common stock in the merger, you will be entitled to receive a cash payment for any fractional share of Centennial common stock based on a cash price of $10.50 per whole share of Centennial common stock.

We currently anticipate that the merger will close on Saturday, October 1, 2005. If the closing occurs as scheduled, we expect that the shares of Centennial common stock will begin trading on the Nasdaq National Market on Monday, October 3, 2005, under the symbol “CBHI.”

Upon closing of the merger, the stock transfer books of First MainStreet will close and your First MainStreet stock certificates will automatically be converted into the right to receive your portion of the merger consideration as described above. Within five days following the closing of the merger transaction, U.S. Stock Transfer Corporation, the exchange agent for Centennial, will deliver to you a letter of transmittal that will contain detailed instructions for use in exchanging your current First MainStreet stock certificates for certificates representing the shares of Centennial common stock to which you are entitled under the terms of the merger agreement. Until you receive the letter of transmittal, it is not necessary for you to take any further action.

I would like to extend my appreciation and thanks to the fine board members, management and staff for their contribution and commitment to this organization over the years. Also, on behalf of our board of directors, I extend my appreciation to our shareholders for their confidence in the leadership of our organization.

Sincerely,

Stephen D. Joyce
Chairman of the Board
First MainStreet Financial, Ltd.